

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 26, 2010

<u>Via U.S. Mail</u>

Timothy M. Davis
General Counsel
Cenveo Corporation
One Canterbury Green
201 Broad Street
Stamford, CT 06901

> **Re: Cenveo Corporation**
> **Registration Statement on Form S-4**
> **Filed: March 5, 2010**
> **File No. 333-165394**

Dear Mr. Davis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you appear to be registering the senior second lien notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See also</u> Morgan Stanley & Co. Inc., SEC No-Action

Timothy M. Davis
Cenveo Corporation
March 26, 2010
Page 2

Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter on EDGAR stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. However, if you are not relying on this line of no-action letters, please advise.

Exhibit 5.1

2. We note that your legal opinion is limited to the substantive laws of the State of New York, the General Corporation Law of the State of Delaware, the Delaware Limited Liability Company Act, and the laws of the United States. However, we also note that the subsidiary guarantors are incorporated or organized in states other than New York or Delaware. Please revise your legal opinion so that it also covers the laws of those respective jurisdictions or file separate opinions.

3. Please remove all references to facts and law as of the date of your opinion or provide an opinion dated the date of effectiveness.

4. Please delete the fourth through sixth sentences of assumption A on page 2. A conclusion that the LLC agreements of various guarantors are binding and enforceable appears fundamental to finding that the guarantees are binding on them, these assumptions appear inappropriate.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Timothy M. Davis
Cenveo Corporation
March 26, 2010
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

Cc: Gary J. Simon, Esq.
        Hughes Hubbard & Reed LLP
        (212) 299-6770 *(facsimile)*